Incoming, Inc.
                          8300 N Hayden Road, Suite 207
                            Scottsdale, Arizona 85258
                              Phone: (480) 945-3477


July 9, 2008

U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:   Dana Brown, Division of Corporate Finance

Dear Sirs/Mesdames:

Re:      Incoming, Inc. - Registration Statement on Form S-1
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         Request for Acceleration - File No. 333-152012
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In accordance with Regulation C, Rule 461, we hereby request acceleration of the effective date of our registration statement on Form S-1, such that it be deemed effective on Friday, July 11, 2008 at 3:00pm (Eastern Time), or as soon as practicable thereafter.

We are aware of our obligations under the Act in this regard and acknowledge that:

1. should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, this does not foreclose the Commission from taking any action with respect to the filing;

2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve us from our full responsibility for the adequacy or accuracy of the disclosure in our filing; and

3. we may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Yury Nesterov
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Incoming, Inc.
Yury Nesterov, President